Issuer Free Writing Prospectus dated February 18, 2015

Relating to Preliminary Prospectus Supplement dated February 18, 2015

Registration Statement No. 333-197797

Phillips 66 Partners LP

$300,000,000 2.646% SENIOR NOTES DUE 2020
$500,000,000 3.605% SENIOR NOTES DUE 2025
$300,000,000 4.680% SENIOR NOTES DUE 2045

PRICING TERM SHEET

Issuer:	Phillips 66 Partners LP

Trade Date:	February 18, 2015

Settlement Date:	February 23, 2015 (T+3)

Net Proceeds (before expenses):	$1,092,019,000

Title of Securities:	2.646% Senior Notes Due 2020	3.605% Senior Notes Due 2025	4.680% Senior Notes Due 2045

Principal Amount:	$300,000,000	$500,000,000	$300,000,000

Coupon:	2.646%	3.605%	4.680%

Maturity Date:	February 15, 2020	February 15, 2025	February 15, 2045

Public Offering Price:	100.000% of principal amount, plus accrued interest, if any, from February 23, 2015	99.967% of principal amount, plus accrued interest, if any, from February 23, 2015	99.953% of principal amount, plus accrued interest, if any, from February 23, 2015

Benchmark Treasury:	1.250% due January 31, 2020	2.000% due February 15, 2025	3.000% due November 15, 2044

Spread to Benchmark Treasury:	+112 bps	+152 bps	+197 bps

Benchmark Price/Yield:	98-22; 1.526%	99-06+; 2.089%	105-26+; 2.713%

Reoffer Yield:	2.646%	3.609%	4.683%

Interest Payment Dates:	February 15 and August 15, commencing August 15, 2015	February 15 and August 15, commencing August 15, 2015	February 15 and August 15, commencing August 15, 2015

Interest Record Dates:	February 1 and August 1	February 1 and August 1	February 1 and August 1

Make-Whole Call:	At any time prior to January 15, 2020, at T + 20 bps.	At any time prior to November 15, 2024, at T + 25 bps.	At any time prior to August 15, 2044, at T + 30 bps.

Par Call:	On or after January 15, 2020	On or after November 15, 2024	On or after August 15, 2044

Expected Ratings*:	Moody’s: Baa3 Standard & Poor’s: BBB	Moody’s: Baa3 Standard & Poor’s: BBB	Moody’s: Baa3 Standard & Poor’s: BBB

* These expected ratings are not a recommendation to buy, sell or hold the notes offered hereby. The ratings may be subject to revision or withdrawal at any time and should be evaluated independently of any other rating.

Distribution:	SEC Registered	SEC Registered	SEC Registered

CUSIP / ISIN:	CUSIP: 718549 AA6 ISIN: US718549AA60	CUSIP: 718549 AB4 ISIN: US718549AB44	CUSIP: 718549 AC2 ISIN: US718549AC27

Underwriters’ Fee:	0.600% of principal amount	0.650% of principal amount	0.875% of principal amount

Underwriters (for each series of notes):	Joint Book-Running Managers RBS Securities Inc. Barclays Capital Inc. Goldman, Sachs & Co. RBC Capital Markets, LLC

Passive Book-Runners

Deutsche Bank Securities Inc.

DNB Markets, Inc.

J.P. Morgan Securities LLC

Merrill Lynch, Pierce, Fenner & Smith

Incorporated

PNC Capital Markets LLC

Co-Managers

BNP Paribas Securities Corp.

Lloyds Securities Inc.

Mizuho Securities USA Inc.

Morgan Stanley & Co. LLC

Scotia Capital (USA) Inc.

Wells Fargo Securities, LLC

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling RBS Securities Inc. toll-free at 1-866-884-2071, Barclays Capital Inc. toll-free at 1-888-603-5847, Goldman, Sachs & Co toll-free at 1-866-471-2526 or RBC Capital Markets, LLC toll-free at 1-866-375-6829.

This Pricing Supplement is qualified in its entirety by reference to the Preliminary Prospectus Supplement dated February 18, 2015 (the “Preliminary Prospectus Supplement”). The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.